Exhibit 21.1

Subsidiaries of the Registrant as of December 31, 2005

The following table sets forth the names of the registrant's direct and indirect subsidiaries and the state or other jurisdiction of incorporation of each such entity. In each case, the names of the listed subsidiaries are the same as the names under which such subsidiaries do business.

Name	Incorporation

Union Center National Bank	National bank organized under the laws of the United States

Center Bancorp Statutory Trust I	Connecticut

Center Bancorp Statutory Trust II	Delaware

UCNB NJ Investment Corp.	New Jersey

UCNB Investment Corporation	Delaware

UCNB Capital Corp.	New Jersey

Center Financial Group, LLC	New Jersey

Center Advertising Corporation	New Jersey